Exhibit 99.2

ELTEK LTD.

20 Ben Zion Galis Street
Petach Tikva, Israel

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 27, 2015

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

Items 2, 3, 4, 5, 6 and 7 require an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in items 2, 3, 4, 5, 6 and 7 by marking an X in one of the boxes shown, otherwise your vote will not be counted.

For information regarding the definition of “Personal Interest”, see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

October 27, 2015

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
1.
Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.
							FOR	AGAINST	ABSTAIN
					4.	Proposal to ratify and approve the general engagement terms, processes and restrictions of an Imported PCB Purchase Procedure with Nistec Ltd., as described in the Proxy Statement.	☐	☐	☐
☐	FOR ALL NOMINEES	Yitzhak Nissan Mordechai Marmorstein Gavriel David Meron David Rubner Erez Meltzer

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 4, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES
							YES	NO
						I HAVE A PERSONAL INTEREST	☐	☐
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
2.	Proposal to elect Ms. Yodfat Harel Buchris as an external director for a three-year term.	☐	☐	☐	5.
Proposal to ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement, for the entry of the Company into a PCB Purchase Procedure with Nistec Ltd.
							☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 2, by marking an "X" in the one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes below.
		YES	NO

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 5, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

							YES	NO

	I HAVE A PERSONAL INTEREST	☐	☐			I HAVE A PERSONAL INTEREST	☐	☐
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
3.	Proposal to ratify and approve the employment and the terms of employment of Ms. Revital Cohen-Tzemach as an assistant to the Chief Executive Officer.	☐	☐	☐	6.
Proposal to ratify and approve the general engagement terms, processes and restrictions, as described in the Proxy Statement, for the entry of the Company into a Soldering and Assembly Services Procedure with Nistec Ltd.
							☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 3, by marking an "X" in the one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes below.

		YES	NO
IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 6, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

							YES	NO
	I HAVE A PERSONAL INTEREST	☐	☐			I HAVE A PERSONAL INTEREST	☐	☐
							FOR	AGAINST	ABSTAIN
7.
Proposal to ratify and approve the general engagement terms, procedures and restrictions under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance.
							☐	☐	☐

IMPORTANT: Please indicate if you have a "Personal Interest" in the above Proposal 7, by marking an "X" in the one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

							YES	NO
						I HAVE A PERSONAL INTEREST	☐	☐
							FOR	AGAINST	ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.				☐	8.
Proposal to approve the reappointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's independent auditors, for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders.
							☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.